Gold Fields Limited (Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or the “Company” or the “Group”) COMPLETION OF CONDITIONS PRECEDENT WITH RESPECT TO ACQUISITION OF GOLD ROAD RESOURCES AND SUCCESSFUL EXECUTION OF NORTHERN STAR SHARE SALE Gold Fields is pleased to announce that Gold Road Resources Limited (“Gold Road”) has received the requisite majority of votes from its shareholders in favour of the proposed acquisition of 100% of the issued and outstanding share capital of Gold Road by Gruyere Holdings Pty Ltd (a wholly-owned subsidiary of the Company) (“Gruyere”) by way of an Australian scheme of arrangement (“Scheme”), (“Transaction”). The Supreme Court of Western Australia (“Court”) has also subsequently made orders approving the Scheme and these orders have been lodged with the Australian Securities and Investments Commission. Consequently, all conditions precedent in respect of the Transaction have now been met and the Scheme has become effective as of today, 26 September 2025. Under the terms of the Scheme, Gold Road shareholders are entitled to receive a final cash consideration equivalent to the value of A$3.06423 per Gold Road share (“Scheme Consideration”), comprising of the following: • a fixed cash portion of A$2.52 for each Gold Road share (“Fixed Cash Consideration”), less the fully franked special dividend of A$0.43694 per Gold Road share that was declared by the Gold Road Board on 16 September 2025(1), resulting in a final Fixed Cash Consideration portion of A$2.08306 per Gold Road share; and • a variable cash consideration, which has now been calculated and is the amount equal to each Gold Road shareholder’s pro rata proportion of the value of Gold Road’s shareholding in Northern Star Resources Ltd (“Northern Star”) determined by the volume weighted average price of Northern Star shares traded on the ASX during the 5 trading days up to and including 25 September 2025, being the date immediately prior to the Scheme becoming effective (“Variable Cash Consideration”). Consequently, the final Variable Cash Consideration amounts to A$0.98117 per Gold Road share(2). The Scheme Consideration values Gold Road’s equity at approximately A$3.3bn (excluding the special dividend) and implies a total enterprise value of approximately A$2.6bn(3). For further details on Gold Road’s shareholder vote, the Court approval of the Scheme, and the Scheme becoming effective, Gold Fields’ shareholders are referred to the announcements published by Gold Road, available on their website at https://goldroad.com.au/. It is expected that the Scheme will be implemented on 14 October 2025 (“Implementation Date”) and that the Scheme Consideration will be paid to eligible Gold Road shareholders on the Implementation Date. Gold Fields is also pleased to announce the successful monetisation of the underlying shares acquired by Gruyere in Northern Star under the Scheme. Following receipt of the Court approval for the Scheme and the finalisation of the Scheme Consideration, Gold Fields, via Gruyere, entered into a Share Forward Transaction (“Equity Forward”) with J.P. Morgan Securities plc (“J.P. Morgan Securities”), pursuant to which Gruyere has agreed to sell the shares in Northern Star which it will acquire as part of the Transaction. In connection with the Equity Forward, J.P. Morgan Securities has sold Northern Star shares by way of a block trade at a price of A$22.05 per Northern Star share, for total proceeds of A$1.1bn under the Equity Forward. Upon receipt by Gruyere these proceeds will be utilised to repay a portion of the acquisition financing bridge facility that will be drawn upon to fund the Transaction. Mike Fraser, Chief Executive Officer of Gold Fields said: “We welcome the achievement of these key milestones in Gold Fields’ acquisition of Gold Road.

This acquisition is a strategically logical, low risk opportunity to further improve the quality of our portfolio through consolidation of a high-quality asset that we already operate. We appreciate the partnership we have had with Gold Road and look forward to further developing the potential of the Gruyere gold mine and Gold Road’s exploration packages to the benefit of Gold Fields’ shareholders.” (1) Fully franked special dividend of $0.43694 per Gold Road share to be paid to Gold Road shareholders on Tuesday, 7 October 2025 (Special Dividend) (2) Based on a 5-day VWAP of Northern Star shares of $21.77, being the applicable 5-day VWAP for Northern Star shares during the 5 trading days up to and including 25 September 2025, being the date immediately prior to the Scheme becoming effective (3) Enterprise value based on market data as at 25 September 2025, which included Northern Star stake of A$1,116 million, other listed investments of A$17 million, cash and cash equivalents of A$232 million as at 30 June 2025, and a special dividend of A$478 million to be paid Tuesday, 7 October 2025 ENDS 26 September 2025 For investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com For media enquiries contact: Claire Walker Tel: +61 447 391 261 Email: Claire.Walker@goldfields.com VECTOR Advisors (Australia) John Gardner Mobile: +61 413 355 997 Matt Worner Mobile: +61 429 522 924 JSE Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Financial advisor to Gold Fields J.P. Morgan Legal advisors to Gold Fields Herbert Smith Freehills Kramer (Australia) Webber Wentzel (South Africa) Media advisor to Gold Fields VECTOR Advisors (Australia) About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold-equivalent production of 2.1Moz, proved and probable gold Mineral Reserves of 44.3Moz, measured and indicated gold Mineral Resources of 30.4Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American

depositary shares trade on the New York Exchange (NYSE). Forward-looking statements This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning. These forward-looking statements, including among others, those relating to the implementation of the Transaction, Gold Fields' future business strategy, development activities and other initiatives, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual Report 2024 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 27 March 2025 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by Gold Fields’ external auditors.